UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Pathumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NASDAQ DELISTING

On May 16, 2025, the Company received notification from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that its securities will be delisted from the Nasdaq Capital Market and trading thereof will be suspended at the open of trading on May 20, 2025. The determination to delist the Company’s securities was a result of the Company’s failure to regain compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share, as well as Nasdaq Listing Rule 5550(b)(2), the requirement that the market value of the Company’s primary listed securities exceed $35,000,000 (the “Minimum Market Value Rule”).

As disclosed previously, the Company received Staff Delisting Determinations dated March 19, 2025 and April 2, 2025 notifying the Company that Nasdaq had initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with the foregoing listing requirements, which the company timely appealed to the Nasdaq Hearings Panel (the “Panel”). At a hearing before the Panel on May 1, 2025, the Company presented a plan to regain and maintain compliance with the Minimum Bid Price Rule and Minimum Market Value Rule, predicated, inter alia, on shareholder approval of proposals to be voted on at an annual general meeting of the Company (the “AGM”) due to take place on May 15, 2025. The Company cancelled the AGM, however, when it became clear that a quorum of shareholders would not be achieved, and promptly notified Nasdaq that the Company is not able to move forward with its plan of compliance at this time. Nasdaq’s notification of delisting and suspension of trading as of May 20, 2025 followed.

The Company expects its securities to trade on the OTC Pink Current Market for the time being, but will endeavor to qualify for trading on the OTCQB or OTCQX markets in due course.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, including all the risk factors detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: May 19, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President